UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

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FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): April 6, 2016

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McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One McDonald's Plaza
Oak Brook, Illinois
(Address of Principal Executive Offices)

60523
(Zip Code)

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(630) 623-3000
(Registrant's telephone number, including area code)

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Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure.

On April 6, 2016, McDonald's Corporation (the "Company") issued a press release wherein Andrew J. McKenna, the non-executive Chairman of the Board of Directors (the "Board"), announced that he will not stand for re-election at the 2016 Annual Shareholders' Meeting. The Board has named Mr. McKenna Chairman Emeritus effective following his retirement. As Chairman Emeritus, Mr. McKenna will provide advisory services to the Board as may be requested from time to time, and will receive annual compensation of $100,000 to be delivered in the form of a stock equivalent benefit under the Company's Director's Deferred Compensation Plan.

A copy of the press release is attached as Exhibit 99 to this Form 8-K.

Item 9.01. Financial Statements and Exhibits.

    (d)   *Exhibits.*
    99   Investor Release of McDonald's Corporation issued April 6, 2016:
                Andrew J. McKenna to Retire from McDonald's Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: April 7, 2016

By: /s/ Denise A. Horne

Denise A. Horne
Corporate Vice President—Associate General Counsel
and Assistant Secretary

Exhibit No.	Description
99	Investor Release of McDonald's Corporation issued April 6, 2016: Andrew J. McKenna to Retire from McDonald's Board of Directors

EXHIBIT 99



FOR IMMEDIATE RELEASE

April 6, 2016

FOR MORE INFORMATION CONTACT:

Media: Becca Hary, 630-623-7293

Investors: Chris Stent, 630-623-3801

Andrew J. McKenna to Retire from McDonald's Board of Directors

(OAK BROOK, Ill.) - Andrew J. McKenna, Chairman of the Board of McDonald's Corporation, today announced that he has advised the Board that he has decided not to stand for re-election as a member of the Board at the Company's Annual Shareholders' Meeting to be held on May 26. Mr. McKenna has served as a Director for 25 years, and as Chairman for the past 12 years. The Board of Directors announced that it has named Mr. McKenna as Chairman Emeritus following his retirement and will elect a new independent Chairman following the election of Directors by shareholders at the Annual Meeting.

"Andy's leadership helped guide McDonald's through some noteworthy highs and some challenging times," said Miles White, Chairman of the Governance Committee of the Company's Board of Directors. "We thank Andy for his unwavering commitment and appreciate his willingness to continue sharing his insights with us."

"Andy's business integrity is an example for all of us to follow and we are deeply indebted for his tireless dedication and counsel," said Steve Easterbrook, McDonald's President and CEO.

"It has been a privilege and honor to be part of McDonald's growth and expansion throughout the years," said Mr. McKenna. "I am confident that the Board will continue to deliver on our progress to enhance long-term shareholder value."

About McDonald's

McDonald's is the world's leading global foodservice retailer with over 36,000 locations in over 100 countries. More than 80% of McDonald's restaurants worldwide are owned and operated by independent local business men and women.

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